600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com Scott L. Olson 713.220.4764 Phone 713.238.7410 Fax slolson@andrewskurth.com

April 5, 2007

Ms. Peggy Fisher

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 6010

Washington, D.C. 20549-7010

Re:	Comverge, Inc.

Form S-1 Amendment No. 7

File No. 333-137813

Filed February 8, 2007

Dear Ms. Fisher:

On behalf of Comverge, Inc., a Delaware corporation (the “Company), set forth below are the responses of the Company to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 30, 2007, with respect to the Company’s Form S-1 (File No. 333-137813) (the “Filing”). For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

/s/ Scott L. Olson
Scott L. Olson

cc:	Michael Picchi, Chief Financial Officer (Comverge, Inc.)

Tracey A. Zaccone (King & Spalding LLP)

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Comverge, Inc.

Form S-1 Amendment No. 7

File No. 333-137813

Responses to SEC Comment Letter dated March 30, 2007

Principal and Selling Stockholders, page 116

1.	Please identify the natural person(s) who exercise control over non-public entities named. In this regard we note newly included Ridgewood Comverge, LLC.

Response:

We have revised the document on page 119 in response to this comment to identify the natural persons who exercise control over non-public entities.